UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

GreenLight Biosciences Holdings, PBC

(Name of Subject Company)

GreenLight Biosciences Holdings, PBC

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39536 G105

(CUSIP Number of Class of Securities)

Nina Thayer

General Counsel, Chief Compliance Officer & Corporate Secretary

29 Hartwell Avenue Lexington,

Massachusetts 02421 (617) 616-8188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey A. Letalien R.

Kirkie Maswoswe

Goodwin Procter LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

(212) 813-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 3 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) originally filed by GreenLight Biosciences Holdings, PBC, a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 21, 2023. The Schedule 14D-9 relates to the cash tender offer by SW MergerCo, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of SW ParentCo, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares, other than certain excluded Shares, at an offer price of $0.30 per Share, net to the holder of such Share, in cash, without interest and subject to any applicable withholding taxes. Parent and Merger Sub are affiliates of investment funds advised by Fall Line Capital, LLC (“Fall Line”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

This Amendment is being filed to reflect certain updates as presented below.

Item 8	Additional Information.

Item 8. “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	The paragraph under the heading “Treatment of Warrants” shall be deleted in its entirety and replaced with the following paragraph:

“Pursuant to the Merger Agreement, at the Effective Time (as defined in the Merger Agreement), each outstanding Public Warrant or Private Placement Warrant will, in accordance with its terms, automatically and without any required action on the part of the holder thereof, become a warrant exercisable for the Offer Price that such holder would have received if such Public Warrant or Private Placement Warrant had been exercised immediately prior to the Effective Time; provided that if a holder of such Public Warrant or Private Placement Warrant properly exercises such Public Warrant or Private Placement Warrant within thirty (30) days following the public disclosure of the consummation of the Merger, the holder of such Public Warrant or Private Placement Warrant will be entitled to receive the Black-Scholes Warrant Value (as defined in the Warrant Agreement, dated January 13, 2021, by and between ENVI and Continental Stock Transfer & Trust Company (the “Warrant Agreement”)) with respect to such Public Warrant or Private Placement Warrant, which would have been equal to approximately $0.0238 per Public Warrant as of the close of trading on May 26, 2023. In order to receive such Black-Scholes Warrant Value, the holder of a Public Warrant or Private Placement Warrant will be required to validly exercise such Public Warrant or Private Placement Warrant and pay the exercise price thereof, which shall equal the difference of the Offer Price minus the Black-Scholes Warrant Value, within such thirty (30) day period. The exercise price of the Public Warrants is payable only in cash. Holders of Private Placement Warrants may be exercised on a cashless basis in accordance with the terms of the Warrant Agreement.”

2.	The third bullet under the third paragraph under the heading “Where You Can Find More Information” shall be deleted in its entirety and replaced with the following bullet:

“•	GreenLight’s Current Reports on Form 8-K filed on January 9, 2023, February 1, 2023, March 7, 2023, March 9, 2023, May 30, 2023 (as amended July 13, 2023) and May 31, 2023.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREENLIGHT BIOSCIENCES HOLDINGS, PBC

By:	/s/ Nina Thayer
Name: Nina Thayer
Title: General Counsel, Chief Compliance Officer & Corporate Secretary

Dated: July 13, 2023